EXHIBIT 99.1

Neptune Reports Results of Annual and Special Meeting

Announces Changes to the Board of Directors

LAVAL, Quebec, June 20, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announces that at its Annual and Special Meeting (the "Meeting"), held on June 19, 2014, the Corporation's shareholders voted in favour of all items put forth at the Meeting and outlined in the Corporation's management proxy circular dated May 22, 2014 (the "Circular") available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Changes to the Board of Directors

Shareholders re-elected Dr. Ronald Denis, Valier Boivin, Dr. Reed V. Tuckson and Dr. Harlan W. Waksal. As well, four new directors were elected, including, Mr. Pierre Fitzgibbon, Mr. Adrian Montgomery, Mr. John Moretz and Mr. Jerald J. Wenker.

"On behalf of Neptune's Board of Directors and management team, I would like to welcome our new Board members," commented Mr. André Godin, Interim President and Chief Executive Officer of Neptune. "Neptune's shareholders have elected a strong slate of directors, who bring deep industry experience in health, nutrition, finance, sales and marketing and have a solid track record of value creation in their respective areas. We will benefit from their leadership and experience as we move forward with our growth initiatives."

As previously announced, Mr. Henri Harland and Mr. Daniel Perry did not stand for re-election to the Board. Mr. Perry resigned from the Board on June 18, 2014.

A copy of the meeting presentation is available on Neptune's website at http://neptunebiotech.com/en/events-and-presentations.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune holdsapproximately 49% of the participating and voting rights of Acasti Pharma Inc. ("Acasti") and 95% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form, which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com  (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

CONTACT: Neptune Contacts:
         Andre Godin
         Interim CEO and CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com